SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 7)*

IBERIABANK Corporation

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

450828108 (CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

Page 2 of 5 Pages

1.	Names of Reporting Persons: I.R.S. Identification No. of above persons (entities only). IBERIABANK Corporation Employee Stock Ownership Plan Trust 72-1291557

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 53,960 6. Shared Voting Power 381,841 7. Sole Dispositive Power 53,960 8. Shared Dispositive Power 381,841

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 435,801

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 6.5%

12.	Type of Reporting Person* EP

*SEE INSTRUCTION BEFORE FILING OUT!

Page 3 of 5 Pages

Item 1(a).		Name of Issuer:

IBERIABANK Corporation

Item 1(b).		Address of Issuer’s Principal Executive Offices:

200 West Congress Street Lafayette, Louisiana 70501

Item 2(a).		Name of Person(s) Filing:

IBERIABANK Corporation Employee Stock Ownership Plan Trust (“ESOP”).

Item 2(b).		Address of Principal Business Office:

Same as Item 1(b).

Item 2(c).		Citizenship:

Louisiana

Item 2(d).		Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e).		CUSIP Number:

450828108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(f)	☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification.

Item 4.		Ownership.

	(a)	Amount Beneficially Owned: See Row 9 of the second part of the cover page.

	(b)	Percent of Class: See Row 11 of the second part of the cover page.

	(c)	See Rows 5, 6, 7, and 8 of the second part of the cover page.

Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of A Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Harry V. Barton, Jr., William H. Fenstermaker and E. Stewart Shea, III are the trustees (“Trustees”) of the trust (the “Trust”) created pursuant to the ESOP which holds 53,960 shares of common stock which have not been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. In addition, a total of 381,841 shares held in the Trust have been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to such participating employees’ direction and, as a result of such shared voting power, are included in the shares beneficially owned by the Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IBERIABANK CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ Harry V. Barton, Jr.	February 10, 2004
Harry V. Barton, Jr., as Trustee	Date

/s/ William H. Fenstermaker	February 10, 2004
William H. Fenstermaker, as Trustee	Date

/s/ E. Stewart Shea, III	February 10, 2004
E. Stewart Shea, III, as Trustee Date	Date